Filed Pursuant to Rule 433

Registration Statement No. 333-197371

Pricing Term Sheet

Alcoa Inc.

$1,250,000,000 5.125% Notes due 2024

Dated: September 17, 2014

This term sheet to the preliminary prospectus supplement dated September 16, 2014 should be read together with the preliminary prospectus supplement before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information contained in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

Issuer:	Alcoa Inc.

Title of Securities:	5.125% Notes due 2024

Pricing Date/Closing Date:	September 17, 2014 / September 22, 2014

Aggregate Principal Amount Offered:	$1,250,000,000

Maturity Date:	October 1, 2024

Coupon (Interest Rate):	5.125%

Price to Public (Issue Price):	100% of principal, plus accrued interest, if any, from September 22, 2014

Benchmark Treasury:	2.375% UST due August 15, 2024

Benchmark Treasury Price and Yield:	98-09; 2.572%

Spread to Benchmark Treasury:	+255.3 bps

Yield to Maturity:	5.125%

Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1 of each year, commencing April 1, 2015

Debt Ratings:*	Ba1 by Moody’s Investors Service, Inc. BBB- by Standard & Poor’s Ratings Services BB+ by Fitch Ratings

Optional Redemption:	Make-whole at T + 40 bps at any time before July 1, 2024; par call at any time on or after July 1, 2024

Change of Control Offer:	If a change of control triggering event occurs with respect to the Notes, the issuer will be required, subject to certain conditions, to offer to repurchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest to the date of repurchase.

Mandatory Redemption Upon Acquisition Termination:	If an Acquisition Termination Redemption Event occurs, the issuer will be required to redeem the Notes, in whole but not in part, at a redemption price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest to the redemption date.

Joint Bookrunners:	Morgan Stanley & Co. LLC Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. Goldman, Sachs & Co. J.P. Morgan Securities LLC

Lead Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC RBS Securities Inc.

Co-Managers:

ANZ Securities, Inc.

Banca IMI S.p.A.

Banco Bradesco BBI S.A.

BB Securities Ltd.

BBVA Securities Inc.

BNY Mellon Capital Markets, LLC

Credit Agricole Securities (USA) Inc.

Mizuho Securities USA Inc.

PNC Capital Markets LLC

Sandler O’Neill + Partners, L.P.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

The Williams Capital Group, L.P.

U.S. Bancorp Investments, Inc.

CUSIP/ISIN:	013817 AW1 / US013817AW16

We have filed a registration statement (including a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement included in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or the underwriters will arrange to send you the prospectus if you request it from either Morgan Stanley & Co. LLC by calling toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC by calling toll-free 1-800-221-1037.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Recent Developments

On September 16, 2014, Alcoa Inc. (the “Company”) announced the pricing of its public offering of 25,000,000 depositary shares (“Depositary Shares”) at $50 per Depositary Share (the “Depositary Shares Offering”). Each Depositary Share represents a 1/10th interest in a share of the Company’s 5.375% Class B Mandatory Convertible Preferred Stock, Series 1, par value $1.00 per share. In addition, the underwriters of the Depositary Shares Offering have an option to purchase up to an additional 3,750,000 Depositary Shares to cover over-allotments, if any. Net proceeds from the Depositary Shares Offering, after deducting underwriting discount and commissions and estimated offering expenses, are expected to be approximately $1.2 billion. If the underwriters exercise their over-allotment option in full, net proceeds are expected to be approximately $1.4 billion.